®	METAL STORM LIMITED A.C.N. 064 270 006 Metal Storm Files Annual Form 20-F with US Securities and Exchange Commission

BRISBANE, AUSTRALIA — 19 July 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX) has filed its annual Securities and Exchange Commission (SEC) Form 20-F for the year ended 31 December 2003.

Metal Storm Chief Executive Officer Mr Charles Vehlow said the filing extension enabled the company to include the fully detailed financial information required by the SEC.

“The recent capital raising of A$21.5 million has provided us with a very positive outlook and the financial flexibility to advance towards the commercialisation of Metal Storm’s technology,” Mr Vehlow said.

“We are increasing our exposure with defence and military organisations and are well underway with a number of the development projects outlined in our 20-F filing.”

The Form 20-F is available on the company’s website www.metalstorm.com and on the SEC website at www.sec.gov.

Ends

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.